Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Consolidated Financial Statements

For the Three Months ended September 30, 2012 and 2011
(Unaudited)

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Condensed Unaudited Interim Consolidated Financial Statements

The accompanying condensed unaudited interim consolidated financial statements of LiveReel Media Corporation for the three months ended September 30, 2012 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying condensed unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditor has not performed a review of the condensed unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

November 27, 2012

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

		September 30,	June 30,
	Note	2012	2012

Assets
Current
Cash		$25,879	$13,771
Other assets	6	27,361	23,446
Total Assets		53,240	37,217
Liabilities
Current
Accounts payable and accrued liabilities	7	$156,637	$147,105
Convertible notes payable	8	$102,043	$98,303
Notes payable	8	25,000	-
Total Liabilities		283,680	245,408
Shareholders' Equity
Capital stock	9	7,880,660	7,880,660
Contributed surplus		347,699	347,699
Equity component of debt	8	17,792	17,792
Accumulated Deficit		(8,476,591)	(8,454,342)
Total Shareholders' Equity (Deficiency)		(230,440)	(208,191)
Total Liabilities and Shareholders' Equity		$53,240	$37,217

Going Concern (Note 1)
Related Party Transactions (Note 11)
Commitments and contingencies (Note12)

Approved by the Board  ”/s/ Jason Meretsky”  Director    ”/s/ Janice Barone” Director
                                               (signed)                                    (signed)

The accompanying notes form an integral part of these condensed unaudited interim consolidated financial statements.

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Operations
and Comprehensive Loss
(Expressed in Canadian Dollars)

For the Three Months Ended September 30,	Note	2012	2011
Revenue
Interest income		$-	$-
Total Revenue		$-	$-
Expenses
Consulting	11	12,500	10,000
Accretion on debt		3,740	-
Office and general		2,921	3,780
Shareholders information		1,565	2,289
Professional fees		1,216	1,950
Bank charges and interest		286	245
Foreign exchange loss		21	63
		22,249	18,327
Net loss and compehensive loss for the period		$(22,249)	$(18,327)
Net loss per share - basic and diluted	10	$(0.00)	$(0.00)

Weighted average number of shares outstanding		23,521,744	23,521,744

The accompanying notes form an integral part of these condensed unaudited interim consolidated financial statements.

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the Three Months Ended September 30,	2012	2011
Cash flows from operating activities
Net loss for the period	$(22,249)	$(18,327)

Adjustment for non-cash items
Accretion on convertible notes payable	3,740	-
Cash effect of changes in:
Other assets	(3,915)	1,920
Accounts payable and accrued liabilities	9,532	(2,742)
	(12,892)	(19,149)
Cash flow from financing activities
Notes payable	25,000	50,000
Increase (decrease) in cash	12,108	30,851
Cash, beginning of period	13,771	8,596
Cash, end of period	$25,879	$39,447

The accompanying notes form an integral part of these condensed unaudited interim consolidated financial statements.

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

For the Three Months Ended September 30, 2012 and 2011

	Number of Shares	Share Capital	Warrants Reserve	Contributed surplus	Equity Component of Debt	Accumulated Deficit	Shareholders' Equity (Deficiency)

Balance June 30, 2011	23,521,744	$7,880,660	$-	$347,699		$(8,293,203)	$(64,844)
Equity component of debt issued	-	$-	$-	$-	$2,542	$-	$2,542
Net loss for the period	-	$-	$-	$-		$(18,327)	$(18,327)
Balance September 30, 2011	23,521,744	$7,880,660	$-	$347,699	$2,542	$(8,311,530)	$(80,629)
Net loss for the period	-	$-	$-	$-	$-	$(142,812)	$(142,812)
Equity component of debt issued	-	$-	$-	$-	$15,250	$-	$15,250
Balance June 30, 2012	23,521,744	$7,880,660	$-	$347,699	$17,792	$(8,454,342)	$(208,191)
Net loss for the period	-	$-	$-	$-		$(22,249)	$(22,249)
Balance September 30, 2012	23,521,744	$7,880,660	$-	$347,699	$17,792	$(8,476,591)	$(230,440)

The accompanying notes form an integral part of these condensed unaudited interim consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

1.   NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.  The Company’s registered office is 2300 Yonge Street, Suite 1710, P.O. Box 2408, Toronto, Ontario, M4P 1E4.

Management has prepared these consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception and has incurred significant costs trying to establish its presence in various ventures.  To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has incurred a net loss of $22,249 during the period, has a working capital deficit of approximately $230,000 and an accumulated deficit of approximately $8.48 million.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company has facilitated funding for its fiscal year through the issuance of short-term debt (see Note 8) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its largest shareholder for continued financial support if necessary.

2.    SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial reporting” (“IAS 34”) using accounting policies in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFIRC”) which the company adopted for its annual 2012 consolidated financial statements.

The consolidated financial statements were approved by the Company’s board of Directors and authorized for issue on November 27, 2012.

The condensed unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis.  Historical Cost is based on the fair value of the consideration given in exchange for assets.

(c)	Consolidation

The condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation.

(d)	Functional and Presentation Currency

These condensed unaudited interim financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(e)	Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”), ‘held-to-maturity investments’, ‘available-for-sale’ financial assets and ‘loans and receivables’.  The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash	FVTPL

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Note payable	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates. The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted.  Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account.  When an amounts receivable is considered uncollectible, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

(g)	Income taxes

Income tax expense comprises current and deferred tax.  Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

(h)	Significant accounting judgements and estimates

The preparation of these unaudited condensed interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The unaudited condensed interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the unaudited condensed interim financial statements, and may require accounting estimates based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the valuation of financial instruments.

3.    CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

4.   FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the three months ended September 30, 2012.

The Company’s financial instruments consisting of cash, other assets, accounts payable and other accrued liabilities and notes payable, approximate fair value due to the relatively short term maturities of the instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

As at September 30, 2012, the Company had a working capital deficit of $230,441.  During the quarter ended September 30, 2012, the Company was able to raise additional debt financing.  The largest debt holders are related parties so the Company believes it has adequate funds to meet its ongoing obligations at this time.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

4.   FINANCIAL INSTRUMENTS AND RISK FACTORS  (continued)

The Company has exposure to Liquidity risk.

a) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

5.   CATEGORIES OF FINANCIAL INSTRUMENTS

	As at September 30,	As at June 30,
	2012	2012
Financial assets:
FVTPL
Cash	$25,879	$13,771
Other assets	27,361	23,446
Total	$53,240	$37,217

Financial liabilities:
Other financial liabilities
Accounts payable and
accrued liabilities	$156,637	$147,105
Convertible notes payable	102,043	98,303
Notes payable	25,000	-
Total	$283,680	$245,408

6.   OTHER ASSETS

	September 30,	June 30,
	2012	2012
Taxes recoverable	$19,662	$13,207
Deposits and prepayments	7,699	10,239
	$27,361	$23,446

Deposits and prepayments include an extension of the Company’s director’s and officer’s insurance policy entered into May 2012, which extended the coverage to June 2013.  The costs of the policy are expensed on a straight line basis over the life of the policy.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		September 30,	June 30,
		2012	2012
Accounts payable	(a)	$124,097	$77,565
Accrued liabilities	(b)	-	37,000
Production advances	(c)	32,540	32,540
		$156,637	$147,105

(a)	As at September 30, 2012, accounts payable were regular trade payables incurred in the normal course of business.

(b)	Accrued liabilities as at June 30, 2012 are for estimated audit and consulting fees. There were no accruals as of September 30, 2012.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2012  - $26,540).

8.   NOTES PAYABLE

CONVERTIBLE NOTES PAYABLE

On July 21, 2011 the Company entered into two unsecured loan agreements. The first with its largest shareholder, Mad Hatter Investments Inc., in the amount of $33,333 and the second with a related entity, 1057111 Ontario Limited (which is owned by the same person who owns Mad Hatter), in the amount of $16,667.  The loans are unsecured, bear interest at 10% per annum, have a term of twelve months maturing on July 31, 2012, and are convertible at the option of the holder into common shares of the company at $0.10 per share.

As a result of the conversion feature of the notes, the proceeds received have been allocated between debt and equity based on the estimated fair value of the debt component.  As such, the convertible notes had initially been recorded on the balance sheet as a debt of $43,510 which is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to unsecured non-convertible debt at the time the debenture was issued (estimated to be 26%) and is being accreted to the principal amount as additional interest over the term of the convertible debt.  The difference of $6,490 between the face amount of the notes and the initial estimated fair value of the debt component was reflected as the equity component of the debt.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

8.   NOTES PAYABLE (continued)

On November 15, 2011, the Company entered into a secured loan agreement with Enthrive Inc., a related party by virtue of having certain common controlling shareholders, in the amount of $50,000.  The loan is secured against the assets of the Company, has a term to maturity of the earlier of eighteen months ending May 23, 2013, or upon the sale or change of control of the Company, bears interest at 10% per annum until maturity, and is convertible at the option of the holder  into common shares of the Company at $0.10 per share.

As a result of the conversion feature of the note, the proceeds received have been allocated between debt and equity based on the estimated fair value of the debt component.  As such, the convertible note has initially been recorded on the balance sheet as a debt of $38,698 which is calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to unsecured non-convertible debt at the time the debenture was issued (estimated to be 26%) and is being accreted to the principal amount as additional interest over the term of the convertible debt.  The difference of $11,302 between the face amount of the note and the initial estimated fair value of the debt component was reflected as the equity component of the debt.

Liability
Component
Liability component as at June 30, 2012	$98,303
Fair value of all debt components on recognition	-
during period
Increase and accretion to fair value during period	3,740
Liability component as at June 30, 2012	$102,043

NOTES PAYABLE

On September 17, 2012, the Company entered into unsecured loan agreement with the Billidan Family Trust, a related party to the Company's largest shareholder, in the aggregate principal amount of $25,000. The loan has a term of twelve months maturing September 17, 2013, bears interest at 12% per annum until maturity, and may be prepaid at any time upon payment of a penalty of $2,000.

Liability
Component
Liability component as at June 30, 2012	$-
Fair value of all debt components on recognition	25,000
during period
Increase and accretion to fair value during period	-
Liability component as at June 30, 2012	$25,000

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2012 and 2011

9.   CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

(b)	Issued:

	September 30, 2012		June 30, 2012
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660

End of period	23,521,744	$7,880,660	23,521,744	$7,880,660

10.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month period ended September 30, 2012, which were 23,521,744 shares (three months ended September 30, 2011 – 23,521,744).

11.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2012 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)	Consulting fees include $7,500 (2012 - $7,500) of fees earned by the Chief Executive Officer for various consulting services rendered in the three months ended September 30, 2012.

b)	Consulting fees also include $5,000 (2012 - $2,500) paid to the Chief Financial Officer for services rendered during the period.

12.  COMMITMENTS AND CONTINGENT LIABILITIES

The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

13.  SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.